Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

July 31, 2006	Release 22-06

EUROZINC UPDATE ON

EXPLORATION PROGRAM IN PORTUGAL

Vancouver, British Columbia --- EuroZinc Mining Corporation (“EuroZinc” or “the Company”) is please to provide an update of the Company’s mine-site and regional exploration program in Portugal. Presently there are two surface and six underground drills completing step-out and infill drilling on the Neves-Corvo deposit. There is also one additional surface drill dedicated to testing targets on the adjacent exploration concessions. This drill is presently collared on a gravity target on the Malhadinha concession.

The Company reported in a previous News Release (May 9, 2006) that productivity of the surface drilling in the early part of the year was below expectations, which was largely due to the contractors shortage of experienced personnel and mechanical difficulties with one of the drills. “We lost three and one-half months of drilling on one rig and two months on the second rig, which was very disappointing,” said C.K. Benner, Vice Chairman and CEO of the Company. “In order for us to catch-up on our planned program for this year, we are entering into an agreement with an additional contractor who will be supplying two drill rigs complete with well qualified drillers. We plan to have five drills turning on surface by the end of September”.

Four new explorations concessions were granted to the company on the 16th of May, and along with the Malhadinha concession granted on the 24th of October, 2005, cover an area of 2,683 square kilometers. This area represents most of the Iberian Pyrite Belt from the Spanish border in the southeast to the Lousal mine in the northwest, a distance of over 100 kilometres. The five concessions cover the favorable stratigraphy that hosts, and is on strike to, the Neves-Corvo, Aljustrel, Lousal, Juliana and Sao Domingo mines. Re-processing of geophysical data, as well as compilation of all historic geology and drilling is in progress. Targets identified from this work will be prioritized and drill tested starting sometime in the 4th quarter of 2006 and continue through 2007.

The Company has committed US$10 million to mine-site and regional exploration and expects, despite the delays experienced by poor drilling productivity and the late granting of the exploration concessions, to be back on schedule with the drilling program by year end. “To date this year, the mine-site drill program has added new copper and zinc resources while increasing the grade and confidence level of these resources, and demonstrates the potential to identify new resources at the Neves-Corvo mine, where some of the orebodies have seen only wide spaced drilling to date,” said Garnet Dawson, Vice President of Exploration.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Garnet Dawson	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Vice President Exploration	Executive Vice President Corporate Affairs	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101, and responsible for the companies exploration programs.

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com